Filed by RRI Energy, Inc.
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
RRI Energy, Inc. (File No.: 1-16455)
Subject Company: Mirant Corporation (File No: 1-16107)
Below is a transcript of a meeting of employees of RRI Energy, Inc. which was held on April 15, 2010 at 2:00 p.m. CDT.
CORPORATE PARTICIPANTS
Mark Jacobs
RRI Energy — President & CEO
Edward Muller
Mirant Corporation — Chairman & CEO
PRESENTATION

Mark Jacobs - RRI Energy — President & CEO
All right, good afternoon. Let me try that again, good afternoon. Welcome back here. We had a great conversation I thought on Tuesday following on the announcement of our — we signed a definitive agreement to merge with Mirant Corporation. I thought we had a great conversation, great questions.
One of the things here we’re going to do today, you’re going to have an opportunity to hear directly from Ed Muller who will be our CEO of GenOn, and one of the things that really impressed me, there are a lot of things that impressed me about Ed as I got to know him here much better over the last couple of months.
One of things, he shares the same values that we have as a company. He thinks about the business very similar to how we thought about the business, but the thing that really impressed me is we were talking about and getting down the road on the announcement in talking about the communication plan. He was very insistent on coming to Houston and meeting with our folks and doing the webcast here today so that everybody within a couple days of announcement would have an opportunity to meet him.
I will tell you from my own perspective it has been a whirlwind last week. It’s been a whirlwind last month. A lot of priorities, a lot of constituent groups to speak to, but I was very impressed at his insistence to want to come over and do this. I think it really speaks to the character, in who Ed is.
I’ll tell you in the discussions we’ve had, I’ve really come away with a deep — I had a deep amount of respect for Ed before he started this process from afar and I’ve had an opportunity to work very closely with him over the last couple months and that has really come through in spades.
So I’m thrilled Ed that you’re here today. We also have some other members of the Mirant Senior Leadership Team who Ed will introduce, but please join me in giving Ed a very warm welcome here.

Edward Muller - Mirant Corporation — Chairman & CEO
Thank you and good afternoon everyone. I’m using this podium as I’ve put some remarks and thoughts together in writing and I want to be able to keep track of them.
As Mark said, first it is a pleasure to be here, and it is a pleasure that we have managed to figure out how to agree to put these two companies together. I am excited and look forward to this enormous place, look forward to the next step. It’s a lot of work to get to where we have gotten, and it’s a lot of work to get where we’re going and then we have a lot of work to do once we get there.

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Final Transcript
Apr 15, 2010 / 07:00PM GMT, **SARD — Employee Webcast
Let me begin by introducing some of the folks from Mirant who came here today and joined me. I’ll ask them to stand up so you can see what they look like.
First, Anne Cleary; Anne there is one of our Senior Vice Presidents who spent her career in this business. She joined the Southern Company, which was the former parent of Mirant 27 years ago. Ann runs Asset Management. She’s a transmission engineer and has worked throughout the organization including heading Mirant’s business in California during the crisis out there, heading Risk Management for several years and heading Human Resources. Thanks Anne.
Next let me introduce you to Bill Holden. Bill is our Chief Financial Officer. Bill has likewise spent his career in this business. He too joined the Southern Company 25 years ago. He’s been the Treasurer. He’s worked in our business in Asia, in South America and in Europe. He played a central role in getting Mirant out of its bankruptcy and to my great amusement, as a college student he worked as a construction worker on Southern’s nuclear plant known as the Vogtle Plant. Thanks Bill.
Finally, with me here today is Robert Gaudette. Robert has worked in commercial operations for most of his nine year career with Mirant and most recently was in charge of our mid-Atlantic business with his office in Washington, D.C. Both Robert and his wife hail from Houston, Texas.
Now let me talk a little, and I think it is appropriate on how I operate. I’ll start with a story. Years ago when I was a general counsel, I was called into a meeting because an unexpected and embarrassing problem had arisen. When I arrived several people were very loudly debating how we could avoid revealing the problem, and how if we revealed it we might cast it to make it look less embarrassing.
The president of the company, whom I consider one of my mentors, was sitting and listening. He motioned to me to sit down and listen, and I did for about 15 minutes. Finally the president halted the conversation, turned to me and said, “What’s the right thing to do?” I told him what I thought the right thing to do was, which nobody in that room who’d been talking wanted to do. The president said to me, and I quote him because I remember it well, “Do it. Do the right thing. Always do the right thing.” That was the end of the discussion.
Doing the right thing even if momentarily difficult or embarrassing is always what I want to do. In the long run it’s also easier than twisting ourselves in knots to avoid doing the right thing.
Determining the right thing to do, apart from what lawyers tell us is required which of course we must do, determining the right thing to do I don’t think is all that hard. I use a couple of tests and have for years.
The first is, how would it look on the front page of the newspaper? The second is probably, well for thousands at least, is how would I explain it to my kids?
The front page of the newspaper and my kids also set the standard when I was at the power plants, which I like to do. I always try to look at them through the eyes of the public whether they are critics of power plants like ours or not.
I like them to look as clean as possible; for there to be no trash lying around, for there to be no graffiti. I’m convinced that power plants that look good lead to better reliability, better environmental performance and better safety.
I’m convinced that plants that look good reflect pride of ownership, and pride of ownership is something I want to see in every part of the organization whether an office or a power plant.
I mentioned safety. There is nothing more important to me and nothing I take more personally than everybody’s safety. When I visit plants, as I’ll being this Sunday at two of Mirant’s plants in the northeast, I wear all the safety gear. I need I think to set the example, not just to say the words. I got a pair of steel-toed boots in my luggage right now for the visit on Sunday. If it means I have to check some luggage, it’s a small price to pay.
Let me talk a little about how I go about making decisions about the business. I use a process where the Senior Managers and I review the key aspects of the matter and together reach a decision. At Mirant we call it the Executive Committee. When I ran Edison Mission Energy, we called it the Project Review Committee, a different name but the identical concept.
For GenOn that committee will consist of seven people; Mark as Chief Operating Officer, Bill Holden as the Chief Financial Officer, Mike Jines as General Council, Anne Cleary is the Head of Asset Management, Dave Freysinger is Head of Operations, Robert Gaudette as Chief Commercial Officer and me.

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Final Transcript
Apr 15, 2010 / 07:00PM GMT, **SARD — Employee Webcast
We’ll meet whenever a decision’s required and at least monthly to review major projects. For each meeting I’ll want materials a day in advance to lay out the key facts and issues. I’ll want each member of the committee to bring his or her judgment and experience to all aspects of the matter before us, not just their functional expertise.
So for example, I want the Chief Financial Officer to challenge the legal aspects if he thinks it’s appropriate. I want the head of operations to challenge the financial aspects if he thinks it’s appropriate. I want each of the members of the committee to think and act as if they along with the other members of the committee were the sole owners of the Company.
Some of these sessions from experience I will tell you will be noisy and some will be contentious. Ultimately we’ll reach a consensus, and I will be able to articulate why we decided what we decided. I regard it as my duty to articulate why we decided as we did.
Now as the Chief Executive Officer I understand that my vote counts more than of all the others combined, but I think it would be making a mistake if I couldn’t find a consensus. If we haven’t reached a consensus, something’s wrong. We need to keep working on the matter until we find that consensus. I don’t want people to be shy, and I don’t want them to be too polite. I want people to be professional, but I don’t want people to worry about disagreements.
Let me illustrate that with another story. Our former General Counsel who retired last year and with whom I worked in various settings for more than 35 years occasionally would look across the room at me after I had laid out an idea to a group and say, “Muller, for a smart guy you sometimes come up with some really dumb ideas.”
Some people wondered whether I’d be angry. I loved it because it said no one should just go along because I said something. I also loved it because I knew I could try out ideas without the fear that everyone would just say, “Well, you’re the CEO so we’ll say okay even if we think it’s a bad idea.”
A good set of partners who tell me if they think I’m wrong enables me to try out all sorts of ideas without worrying that I’ll drive off a cliff with people watching and saying, “I knew it was a dumb idea but I was afraid to say anything or I knew it was a dumb idea but he’s the boss or I knew it was a dumb idea but telling him isn’t my job.” It is their job and it enables me to do my job better.
So with that, just a sense of how I look at what I do and what’s important to me, let me take some questions. I’ll start, we’ll take questions from the floor but first some questions were sent in advance and they were good questions. Let me walk through them, if you’ll bear with me and then I’ll take any further questions that we have here on the floor.
So first question was it requested I describe my background. Well, as you can tell from looking at me up here, I grew up on a small, family, chicken farm in Rhode Island, went to school. After I finished law school, I practiced law in Washington. A fair amount of my work involved the electricity industry.
I then joined a large industrial conglomerate called Whitaker. Our businesses ranged from operating hospitals in Saudi Arabia, Yemen and Abu Dhabi to manufacturing boats to producing products for the aerospace industry to producing chemicals to the various metals business.
I was at various times the General Counsel and then the Chief Financial Officer of the Company. During my years there I handled several restructurings of the Company and literally several hundred purchases or sales of business.
I went from Whittaker to head Edison Mission Energy which during my time there grew from about 2,700 megawatts to about 23,000 megawatts in nine countries. Now I have the honor to head Mirant about which I suspect you already know plenty.
Next question; how would describe Mirant’s culture? Let me focus on four things. First, I think Mirant is committed to doing things right, to doing them excellently and to being disciplined.
Second, we care about our employees, about being fair, about treating everyone like an adult. Third, we do things as a team. There are no silos. Finally and fourth, we are massively focused on safety, on environmental compliance and on running our plants well.
Next question; what is Mirant’s philosophy on centralized versus decentralized organization? I think the terms centralized and decentralized are too general. We want to operate efficiently with appropriate decision making where it belongs.

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Final Transcript
Apr 15, 2010 / 07:00PM GMT, **SARD — Employee Webcast
That means for example that fuel is purchased by the commercial organization and the commercial organization sells our output. The commercial organization is joined at the hip with the operations group so that the commercial folks know what the plants can do at any time and the operations folks know the financial impacts of choices they may make.
For example if a coal unit has a tube link, the commercial group and operations group with the involvement of the plant management will assess whether they can wait for a period to lower prices to repair the unit or whether that’s not prudent for the equipment and not safe.
Next, RRI does not have an asset management function, that’s the function that Anne Cleary has. What is this role and how does it relate to the organization? Asset Management as we have conceived it and as it operates serves two primary purposes within the organization.
First, it represents us where we do business at the local, regional and state level.
Second it leaves cross-functional teams drawn from other functions to handle business issues such as developing a comprehensive ash management strategy or resolving property taxes disputes or adding capacity at our existing locations. Each of our business units within Asset Management is headed by an officer who lives in the region.
Next, what is Mirant’s philosophy on employee development and training? We like to see people advance. We like to see them learn, and when it’s been appropriate, we have paid to send people to get further degrees. It gives me great personal pleasure.
How is risk management handled at Mirant? We have a chief risk officer; it’s also a job that Anne held at one time, who reports to the chief financial officer and who is responsible for insuring that we adhere rigorously to the limits and controls we have in place.
Next, what is my philosophy on the use of management consultants? The answer is I use them very sparingly.
What is our philosophy on diversity? I unequivocally support diversity. Not just because there are laws requiring it, but because I believe in it.
Does Mirant support alternate work schedules? The answer is this; I expect people to get their jobs done. I leave for them and their supervisors to study their schedules.
What is Mirant’s environmental strategy? We are committed to minimizing our impact on the environment and to complying rigorously with all environmental rules and permits. We owe this to future generations, and we need to do it because in our business we are always in the spotlight.
Is Mirant participating in renewables development or renewables technology? We have explored some alternative fuels especially biofuels. We are interested in them, but only if they make financial and operational sense. To date, we’ve not found any that make both financial and operational sense for us.
Question asking to talk about Marsh Landing and our approach to greenfield and brownfield development. First to those who, so we’re all on the same page, Marsh Landing is or will be a 760 megawatt peaking facility that we will be building at our Contra Costa plant in the San Francisco Bay area.
In competitive process Pacific Gas and Electric awarded us a ten year power purchase agreement for the facility. We expect to have all the approvals and permits in place later this year to obtain project financing and then start construction. We expect Marsh Landing to go into commercial operation in May of 2013.
Critical to us is that Marsh Landing makes good financial sense. It’s great to build new plants but they have to be a good use of our owners’ money.
What is our philosophy regarding safety? There is nothing more important than the safety of our employees. I am personally focused on that and have been since the day I arrived at Mirant, and I regard it as my personal responsibility. I want everybody to go home every day in at least as good condition as they arrived.
For several years after not starting off all that well, our performance has been in the top quartile for our industry. Last year for the entire year we didn’t have a single lost time incident, not one.

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Final Transcript
Apr 15, 2010 / 07:00PM GMT, **SARD — Employee Webcast
What is Mirant’s philosophy regarding brand reputation and advocacy positioning of the Company as it relates to the functions engaged in those areas; environmental advocacy, Indian affairs, regulatory affairs, government affairs?
Let me make several points to this very good question. First, I think it’s important to remember that we should be able to explain why everything we do and every dollar we spend helps improve the business at home. There are lots of worthy causes, but only a select few that benefit the Company.
Second, there are some issues both in the states and at the federal level that affect us or could affect us. An obvious example is costs. With those we have to be engaged.
Third, we focus on the community around our power plants because that is where people often feel affected by us. They see our stacks, they see coal trains, they see truck traffic.
As a Company we do almost nothing in Atlanta, speaking of Mirant. I shouldn’t say we do almost nothing, we work but we don’t do things that draw negative attention from people.
So as a Company in terms of community affairs, charitable given and so on, we do almost nothing in Atlanta. Not because we don’t care, but because that’s not where we face challenges.
For example, this last holiday season we didn’t send holiday cards. Instead we contributed to food banks in the vicinity of our power plant. Now, speaking of the city where our headquarters is in Atlanta, I’m not as heartless as all that may sound. I’m talking about our owners’ money. I and many others personally made contributions in Atlanta, but we used our own money, not the company’s money.
Finally, we are a wholesaler. Our brand is that we are perceived to be a reliable supplier which minimizes environmental impact.
Next question, Mirant has a more active hedging program than RRI. Can you talk about that program and what you envision going forward? We hedge for two reasons. First, we want to have stability in our cash flow so that we can manage the business efficiently without lots of extra liquidity.
Second, at Mirant each month we run stress cases with prices going way up and stress cases with prices going way down. We then look whether in those cases we’d have enough cash and would meet all the terms of our credit facility. If we wouldn’t in those cases, then we hedge more because what we hedge we don’t need to subject to any cases because we know exactly what we’ll earn. That is for that megawatt hour of production the price will be set.
I think this has been a good approach. That is getting more stability on our cash flow and being prepared to handle the stresses that arrive either when prices go way up or prices go way down. I suspect that we’ll follow an approach like that or something like that going forward.
Next question; what do you see as the top priorities for GenOn after the close? Well first, we have promised the investment community that we will have substantial cost savings, $150 million. We need to achieve them, we need to deliver on what we promised.
Second, we have to function as one Company, one team. We can’t be spending time with folks saying, “Well, here’s how we do things” or at legacy Mirant or legacy RRI did it this way; we have to do it as GenOn.
Third, we need to operate well. Fourth, I choose my words very carefully here, we need to have spectacular safety performance. Fifth, we need to have spectacular environmental performance.
Next question, GenOn will have a bigger footprint and potential leverage within the merchant power space. Will we be seeking to influence regulators, legislators, etcetera on our energy strategy and key industries for the US?
Now, each company has already been doing this. We’ll keep doing this perhaps with a little louder voice.
Next question; we each have investments in coal generation. In the current political environment, is it wise to have so much of a fleet invested in this technology? Very good question, all of these are.

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Final Transcript
Apr 15, 2010 / 07:00PM GMT, **SARD — Employee Webcast
Coal will be, I think, a very significant part of our nation’s electricity supply for years to come. It provides half of all the electricity in the United States today. Every American, each of us in this room and across the country, some 300 million Americans, every American on average used 20 pounds of coal a day, every day.
If all the coal plants shut down today, the entire country would go dark because the system couldn’t handle it. Just as coal will remain a major part of the nation’s electric supply, it will remain a major part of GenOn.
Does the merger mean it will be more aggressive with new builds, repowering and our acquisition? We will look at all those things, but we will look with discipline. It’s very hard to do any of those things and have them make financial sense. We will not let our size reduce our discipline.
GenOn will have some commercial operations in Atlanta and some in Houston. How will that work. Well with the wonders of modern technology, the commercial folks in both cities will, I am confident, be able to work together seamlessly.
Why was Houston picked over Atlanta for the headquarters location? There are merits to both Houston and Atlanta, but we only need one. This was a major issue and it was a major issue for a long time. After months of negotiation, Mark and I settled on Houston.
What will the debt targets be at GenOn? We’re still working on these, but we will ensure that the Company has financial strength and ample liquidity.
Next question; are there percentage targets of $150 million of cost saving by group? Mark and Bill Holden will be co-heading the integration process. They’ll be meeting tomorrow to start working on this to figure out exactly and precisely how we will get all of this implemented.
What has been the investor reactions so far? Generally, it has been very positive. Some say that this merger is two struggling companies coming together to survive the down cycle. How do you respond to this?
Well, our entire sector has suffered as natural gas and electricity prices have fallen. Each of RRI and Mirant has the financial strength to get through this portion of the cycle standing alone. I think it’s not a fair description to the extent it suggests we’re somehow in a weaker position than everyone else in the sector.
What impacts to the deal do we expect from the investigation by a law firm that focuses on potential breaches of fiduciary duty and other violations of state law by Mirant’s Board of Directors in connection with this transaction.
Well, such announcements are standard practice whenever a transaction is announced. We are very comfortable that we have carefully done everything properly. Both companies were ably advised by excellent law firms and excellent investment banks.
Those are the questions I have that you sent in advance and I’ll be happy to take more. There are several folks with mic’s out there. So if you’ll put your hand up, we’ll let you speak through a mic so both I can hear you and those who may listen to this afterwards may be able to hear you.
Are there any questions out there? Down here.
QUESTION AND ANSWER

Unidentified Audience Member
All right, thank you. Somebody had to be first. I guess I’ll chose my words very carefully too. How is the tone with our co-workers in Atlanta?

Edward Muller - Mirant Corporation — Chairman & CEO
Could everyone hear the question? The question was what’s the tone for our co-workers in Atlanta? Did I get it right?
Okay, for the folks in Atlanta, knowing that their headquarters will be in Houston, this is a time that creates a lot of anxiety and concern. Some of those folks will be staying with the Company and some will not.

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Final Transcript
Apr 15, 2010 / 07:00PM GMT, **SARD — Employee Webcast
I think to the enormous credit of the folks in Atlanta, they have been very professional and understanding. They were surprised. We were successful, I think in both Companies in keeping the fact that we were having these discussions quiet for a long time.
With the folks in Atlanta at Mirant, they have known that the possibility of something occurring has been there for a long time. So I don’t think that they were surprised that something was going on. They were surprised by this particular timing and this particular transaction. They are, I think, handling it very well and very professional. I have a lot respect.
Any other questions there? There are a few. I got to put up my hand so I can see you. Anyone else? Anything’s fair game, and I won’t remember you so it’s okay.

Unidentified Audience Member
Earlier this week we had a chat with Mark and he mentioned in a first time in a long time we have been able to be aggressive in this market. What are some of your ideas on being aggressive once our Companies are unified?

Edward Muller - Mirant Corporation — Chairman & CEO
Well, it’s a good question. I think that in our business we have to, and we should, always be looking for ways that we can make our enterprise more valuable. That doesn’t mean growing for the sake of growth.
It doesn’t mean doing anything just for the sake of doing it. It means doing it because it’s right. Doing it because we think in a carefully thought-through way that it will make the Enterprise more valuable for those who are.
What will that be? I’m not sure. What I am sure of is that we will keep looking and keep exploring. There was a question earlier about in the questions I received in advance about greenfield development and brownfield development and so on.
I know what we have been doing at Mirant, at virtually all of our stations, we have been looking, exploring, constantly thinking could we now. As you can see, we’ve managed to do Marsh Landing which tells you we looked at a lot of things and not done them.
We can’t reject things nor should we ever until we first look and first examined it and thought about it. So we’ll just have a constant process of thinking it through given the enhanced scale of the Company, size, number of plants, geographic diversity. We have in a sense more opportunities to look at things, but we cannot ever and nor should we ever lose absolute discipline and focus.
As I mentioned earlier, it’s my job ultimately I think to be able to articulate why we’re doing something. I have to be able to articulate that this will enhance the value of the enterprise. It’s not just going to be a great joy, which I like, of a ground breaking, a great joy of having another power plant, all of which I like. I have to actually, without just flowing a lot of flip words out, be able to say, “This is going to make this a better, more valuable Company.”
So how that will evolve, I don’t know yet. There is a tendency anytime a transaction like this announced and consummated and we will consummate it and we will do all the things we said we were going to do, and we’ll probably do more and do them well, that people will start looking at themselves and saying, “Maybe we should do that.” It’s a natural tendency to explore that.
This transaction, you’ve heard I’m sure, Mark and me articulate many times that this meets that standard because we can see where the increase in value is for the owners of the Company. It’s not been an easy transaction to bring together. We have been at it quite a while, but we have gotten there and I am absolutely convinced that this creates real value for both sets of owners, real measurable value.
I think the reaction in the marketplace, in the stock markets that both stocks reflect that the investment is persuaded of that. If you look at other things, we have to meet the same standards. I have watched all too many times, and my hair has not-so-slowly fallen and turned gray.
Glib phrases that didn’t reach that standard of standard of discipline. It’s here and how we will meet add an incremental value to the enterprise instead of just with we’ll follow on, it’s exciting or somehow we’ll build it or what you have you.

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Final Transcript
Apr 15, 2010 / 07:00PM GMT, **SARD — Employee Webcast
We have to hold ourselves to being disciplined and being careful and to realizing that finding ways to enhance the value of the enterprise is hard. We’d like to do it every day, and we do it every day by running well, by running safely, by watching all the things we have to do but in terms of significant changes and transaction like this, building a new power plant.
It does not come easily, and I’ll take this opportunity in that Mark and I worked on this for a long time and came away both respecting each other a lot and as good friends which is a great thing.
When we were going into our luncheon with investors in New York this past Monday, as I walked in I saw someone I knew from the investment community who came over and congratulated me on what he thought, he said was a great transaction, that he was very supportive of it and then he paused and then he said, “You know, a transaction like this, a merger of this size takes two grownups.”
And they reflected on how many such transactions might make sense not only in our industry but in other industries and how few of them get done. It takes two grownups and to that I thank Mark for being a real grownup.

Unidentified Audience Member
All right, obviously for the next 60 days on a lot of peoples mind is the selection process. Is there any background or elaboration you can have on the process to pick the best performers and how you go about assembling that information.

Edward Muller - Mirant Corporation — Chairman & CEO
Let me say this about the 60 days. We agreed to the 60 days only after everyone persuaded me that 30 days was too short. Everyone is uniform in saying my thought of 30 days was nuts. The reason I wanted as short as time as possible is that this period we’re in creates uncertainties of people.
We’re not going to close this transaction in 60 days because of the various approvals and so on, and the financing has not been in place in 60 days. Nor is anyone’s job going to end because of this transaction in 60 days. It’s just that I would hope that everyone would know where they stand in 60 days because otherwise you’re waking up every day and you wonder.
So how will we get there? I don’t know precisely. If we’re lucky maybe for some even be able to move faster than 60 days. We’re going to have an integration committee with equal representation from Mirant and RRI co-headed by Mark and Bill Holden to figure this out.
Having had a peek at the agenda for tomorrow, their meeting, it’s both got a process which is how we’re going to go about doing this and it’s got substance; these are the areas we’ve got to address, let’s figure it out.
I have said, Mark has said and we agree on this simply, we should find the best that we can now that we have sorted out the senior level where we’ve just had to have equal representation at the top of the Company.
No one should think that because one senior member from either company is not continuing on that that somehow reflects on that person in that they were lesser or whatever, drew the shortest straw.
I know the Mirant people better. This is a terrific group of senior management that both companies have. It’s just choices that had to be made. That’s what took a couple of grownups to do. They’re not easy choices, and I can’t tell you that they could only be one way, but they had to be made so that we could forward.
Now we want to find to take advantage of the best practices. We are going to find for sure that some of those best practices are in Mirant and we are in RRI. We should get again for our owner, we should take advantage of getting the best.
I have a lot of confidence that this effort led by Bill and Mark will figure that out and with some arm twisting by me finally agreed to 60 days. Not the 30 I wanted but we’ll try and do it expeditiously and we’ll do it expeditiously to be fair.
I know we are talking about human beings and what they think they’re going to be doing next in their lives and paying their mortgages and where they’ll live and their families and all that.

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Final Transcript
Apr 15, 2010 / 07:00PM GMT, **SARD — Employee Webcast
We live in an economy, hopefully a recovering economy that is vibrant, that has these kinds of changes. We’ve seen them before, we will see them again, we will each experience them again, but we nevertheless should try and do them expeditiously and as fairly as we can and of course honoring all commitments we have made to people in terms of severance.

Unidentified Audience Member
We here at RRI met not too long ago and had, I guess the position or the feeling expressed by the CEO at the time, it was somebody before Mark Jacobs, that in order to survive in the long term that we were going to need to get to a position where we had I think the figure was kind of like 100,000 megawatts of power and that he thought that that goal or objective would be met either through mergers such as this one or through acquisitions or building a new plant.
The question I have and I’m curious is your thoughts in terms of that vision in moving forward. This is certainly a giant step towards that objective but certainly far short of that. I just was curious what your personal thoughts were.

Edward Muller - Mirant Corporation — Chairman & CEO
Well I have over the years that have I have been in this business heard various numbers that you have to have, that it’s going to move to. I remember hearing 25,000 megawatts, I remember hearing 40,000, I’ve heard 7,000. I don’t think there’s any magic to it.
I think what is important is that we have an enterprise that is profitable, that generates good cash flow, that is as efficient as it can be. If we can, to our theory, without thinking of any other enterprise, if we could after we get this transaction done and we’re humming; one team doing everything we had hoped and more.
If we could do it again and create savings again, would that make sense? Almost certainly it would. As I indicated before and as Mark and I can attest, it’s not easy.
Will we do it again? I don’t know. If we don’t do it does that mean somehow we’re lagging and we’re not doing all the right things? No. Should we race to X-megawatts, whatever the number is, without being disciplined, without focusing on whether it truly creates value for our owners? No.
We could have 100,000 megawatts figuratively speaking tomorrow morning and have a disaster on our hands. So we have to get where we are going by making sure that we are running the enterprise well and that we are creating value. Not doing the worst of all things, destroying the value which you can do easily by banging things together that don’t work.
So, do I think there’s any magic to a particular number of megawatts? I don’t. Am I pleased that we will have the size we have? Absolutely and does it give us some additional advantages in marketplace? I think it does, but if tomorrow morning, figuratively speaking, somebody leap frogs us, does that mean oh no, we’ve got to race right away come what may and we must get bigger because there’s a magic number up there and we’re not reaching? It doesn’t.
What I want to make sure is that we have a valuable well-run enterprise that delivers value to our owners. That’s true whether it’s 10,000 megawatts, 20,000, 30,000, 40,000 and so on. It can be dangerous to just focus on the size.
I have referred at the beginning of my remarks to a man I considered one of my mentors in describing that we should do things that are right. He had an expression he liked to use that’s applicable here, it seems to me and I use often in responding to such a question.
He said, “People worry about we need more sales, higher revenue.” He would look and he would say, “Well, the volume is vanity, profit is pride.” Same for us.

Unidentified Audience Member
Yes sir, two questions. Any forecast on when the combined or the new GenOn on the Company may become profitable?

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Final Transcript
Apr 15, 2010 / 07:00PM GMT, **SARD — Employee Webcast
And secondly, in your expense savings comment on the financial markets, has tax savings been incorporated into that [peaking] because with proper structuring there could be significant tax savings plus you’ll save tax and proper use of NOLs?

Edward Muller - Mirant Corporation — Chairman & CEO
I’m sorry. I had a little trouble hearing. Let me make sure I got it. On the first one, was your question when will we be profitable?

Unidentified Audience Member
Yes sir.

Edward Muller - Mirant Corporation — Chairman & CEO
Well, we’re going to put out pro formas and I probably — I see Mike Jines telling me, if I keep going he’s going to put one of those electric things on my ankle and he’s going to have the button and he’s going to jolt me here. So I think with projections coming in the combined proxy and perspectives that we will be filing, I ought not to say something that would complicate that process.
Mike, how did I do? Mike just sat back and said, “Gee, I don’t have to get that electric shock treatment out for him today.”
Your second question, I’m sorry I got confused. Could you help me again?

Unidentified Audience Member
The savings that were promised in the financial markets, were tax savings incorporated into that calculation? As I said, with proper restructuring we could probably save significant amounts of sale tax and proper use of net operating losses.

Edward Muller - Mirant Corporation — Chairman & CEO
I think if I follow your question, and make sure I do, is in the $150 million of savings that we’ve laid out, does that include savings on taxes? Was that your question?
Okay, the answer is no. That includes, the $150 million is taking out costs to run the enterprise. So we’re taking Mirant, RRI and each to run the Company. We each have full headquarters that does everything it’s supposed to do which costs money. We will by combining them, we’re not just going to add them. We’re going to add and take out some pieces that are redundant, and when we do that we will reduce. $150 million is that reduction.
So good thoughts and if Bill will indulge me, we don’t need, as much as we might like to have it, two chief financial officers. So we will have one. So part of that $150 million is the fact that we start out together and we have two chief financial officers, and when we’re done we are going to have one.
But it’s not taxes. Anything else? Going once.
Let me close by saying how really pleased I am to be here, how exciting I think this is. In what I do for a living, this is a very creative process. It’s an exciting process. You don’t get to do a lot of these in your life, and you don’t get to do nearly, you explore many and do few and this one is if you will, a perfect example of how we should always want to do a transaction in terms of the value created, in terms of coming to agreement of how we’re going to do it.
In terms of having two organizations that really see the world the same way, that have complimentary assets, that have the same set of values that seek to do the same thing.
So thanks very much. I look forward to spending time with you. It’s going to be good.

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Final Transcript
Apr 15, 2010 / 07:00PM GMT, **SARD — Employee Webcast

Mark Jacobs - RRI Energy — President & CEO
Very well done.

Edward Muller - Mirant Corporation — Chairman & CEO
Thank you.

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Forward Looking Statements
This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. These forward-looking statements involve a number of risks and uncertainties. RRI Energy and Mirant caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving RRI Energy and Mirant, including future financial and operating results, RRI Energy’s and Mirant’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in RRI Energy’s and Mirant’s filings with the Securities and Exchange Commission. These include risks and uncertainties relating to: the ability to obtain the requisite RRI Energy and Mirant shareholder approvals; the risk that Mirant or RRI Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; and the effect of changes in governmental regulations; and other factors discussed or referred to in the “Risk Factors” section of each of RRI Energy’s and Mirant’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. Each forward-looking statement speaks only as of the date of the particular statement and

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Final Transcript
Apr 15, 2010 / 07:00PM GMT, **SARD — Employee Webcast
neither RRI Energy nor Mirant undertake any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.
Additional Information And Where To Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between RRI Energy and Mirant, RRI Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of RRI Energy and Mirant that also constitutes a prospectus of RRI Energy. RRI Energy and Mirant will distribute the joint proxy statement/prospectus to their respective shareholders. RRI Energy and Mirant urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from RRI Energy’s website (www.rrienergy.com) under the tab “Investor Relations” and then under the heading “Company Filings.” You may also obtain these documents, free of charge, from Mirant’s website (www.mirant.com) under the tab “Investor Relations” and then under the heading “SEC Filings.”
Participants In The Merger Solicitation
RRI Energy, Mirant, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from RRI Energy and Mirant shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of RRI Energy and Mirant shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about RRI Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2010. You can find information about Mirant’s executive officers and directors in its definitive proxy statement filed with the SEC on March 26, 2010. Additional information about RRI Energy’s executive officers and directors and Mirant’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from RRI Energy and Mirant using the contact information above.

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